Exhibit 99.1

February 2, 2012

Mr. Ron Hooper

Permian Basin Royalty Trust

901 Main Street, 17th Floor

Dallas, Texas 75020-3714

Re:	Evaluation Summary
Permian Basin Royalty Trust Interests
Proved Reserves
As of December 31, 2011

Pursuant to the Rules and Regulations of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Hooper:

As requested, we are submitting this report of the estimates of proved reserves and economics forecasts attributable to the Permian Basin Royalty Trust interests effective as of December 31, 2011, completed February 2, 2012 for the purpose of reporting corporate reserves and future net revenue. This report has been prepared for the Permian Basin Royalty Trust pursuant to the rules, regulations and guidelines of the Securities and Exchange Commission, Item 1202 (a) (8) of Regulation S-K, for reporting corporate reserves and future net revenue. We reviewed 100 percent of the total proved reserves of the Permian Basin Royalty Trust in connection with the preparation of this report. The proved reserves presented in this report constitute 100 percent of the proved reserves owned by the Permian Basin Royalty Trust, all of which are located in the United States.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Total Proved	Total Proved Developed	Total Proved Undeveloped	Total Proved Developed Producing	Total Proved Developed Non-producing
Net Reserves
Oil/Condensate	- Mbbl	6,202	6,150	52	5,750	400
Gas	- MMcf	21,218	21,204	14	18,093	3,111
Revenue
Oil/Condensate	- M$	567,569	562,812	4,757	526,221	36,591
Gas	- M$	173,736	173,629	107	150,129	23,500
Severance Taxes	- M$	35,140	34,926	214	31,847	3,079
Operating Income (BFIT)	- M$	706,165	701,515	4,650	644,503	57,012
Discounted at 10%	- M$	380,361	378,944	1,417	353,409	25,535

Mr. Ron Hooper

Permian Basin Royalty Trust Interests

February 2, 2012

In accordance with the Securities and Exchange Commission guidelines, the future net cash flow, operating income (BFIT), has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, is indicative of the time value of money. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The Permian Basin Royalty Trust consists of the Waddell Ranch Properties located in Crane County, Texas, and the Texas Royalty Properties located in various counties in Texas.

As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission rules and guidelines. The prices are determined as an unweighted arithmetic average of the first-day-of-the-month benchmark price for each month of 2011. The 12-month average benchmark Henry Hub spot gas price of $4.113 per MMBtu and 12-month average benchmark WTI Cushing spot oil price of $96.19 per barrel (source: Wall Street Journal) were used. The oil and gas prices were held constant throughout the life of the properties. The prices were adjusted for gravity, quality, heating value, shrinkage, transportation and marketing. For the Texas Royalty Properties, the gas and oil prices were adjusted using differentials of +$6.284 per MCF and a -$4.58 per barrel, respectively. For the Waddell Ranch Properties, the gas and oil prices were adjusted using differentials of +$3.442 per MCF and a -$4.79 per barrel, respectively. For the Texas Royalty Properties, the resulting oil and gas prices are $91.61 per barrel and $10.397 per MCF respectively. For the Waddell Ranch Properties, the resulting oil and gas prices are $91.40 per barrel, and $7.555 per MCF, respectively.

For the Waddell Ranch Properties, operating expenses and capital costs were based on an analysis of data provided by Schlumberger IPM and ConocoPhillips. Operating expenses include direct lease operating expenses and administrative overhead. The operating expenses range from $1833 per well per month to $8728 per well per month. Investments include drilling costs, work-over costs and production equipment costs. No operating expense or capital cost data is available for the Texas Royalty Properties since they are purely a royalty interest only. Based on an analysis of the Permian Basin Royalty Trust Monthly reports, severance taxes were forecast as 4.35% and 6.33% of oil and gas revenue, respectively, for the Waddell Ranch Properties. For the Texas Royalty Properties, severance taxes were forecast as 4.14% and 6.43% of oil and gas revenue, respectively. The ad valorem taxes were forecast as 3.11% and 6.18% for the Waddell Ranch Properties and the Texas Royalty Properties, respectively. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The reserves were estimated using the production performance, volumetric or analogy methods, or a combination of these methods. In each case, we used the method or combination of methods that we considered appropriate and necessary to establish the reserves and conclusions presented. Riverhill Energy Corporation supplied the royalty production data for the Texas Royalty Properties. For these properties, the proved producing reserves are forecast using the production performance, decline analysis method to an estimated final production rate equal to approximately one-tenth of the current production rate. The producing reserves for the Waddell Ranch Properties were estimated using the production performance or analogy methods or a combination of these methods. The non-producing reserves were estimated using the analogy or volumetric methods or a combination of these methods.

Mr. Ron Hooper

Permian Basin Royalty Trust Interests

February 2, 2012

The reserve classifications conform to the definitions and criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. We are not aware of any legislative changes or restrictive actions that may possibly impact the reserves or economics as presented. Possible environmental liability related to the properties has not been investigated nor considered. The assumptions, data, methods and procedures as described are appropriate for the purpose of this report. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, future production rates, commodity prices, costs and expenses, it should be realized that the reserves actually recovered, the revenue received and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by ConocoPhillips, Schlumberger IPM, Riverhill Energy Corporation and the Permian Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by one or more of the above and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.

Cawley, Gillespie & Associates, Inc. is independent with respect to the Permian Basin Royalty Trust as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future performance of the subject properties. Cawley, Gillespie and Associates, Inc. is a Texas registered engineering firm, F-693, of professional engineers and geologists serving the oil and gas industry for over fifty years. This report was prepared by, or under the supervision of, Kenneth J. Mueller, a Texas licensed professional engineer, 86132.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

Kenneth J. Mueller, PE 86132
Vice President